Filed Pursuant to Rule 424(b)(3)
Registration No. 333-136804

SUPERFUND GREEN, L.P. – SERIES A AND SERIES B SUPPLEMENT
DATED MAY 16, 2011 TO PROSPECTUS DATED MAY 13, 2011

APRIL 2011 PERFORMANCE UPDATE

	April 2011	Year to Date	Total NAV 4/30/2011	NAV per Unit 4/30/2011

Series A	9.30%	8.33%	$41,284,443	$1,679.89
Series B	14.09%	14.93%	$60,468,723	$2,038.54

* All performance is reported net of fees and expenses

Fund results for April 2011:

Fund results for April 2011:

          The Fund produced solid overall gains in April, rebounding from a subpar performance in March. Global equities continued to trend higher despite U.S and European debt issues, Mid-East unrest, and the Japanese disaster. Manufacturing maintained its positive trajectory, with notable improvement in Germany driving the DAX over 6% higher while U.S. shares accelerated to new multi-year highs on strong corporate earnings. Bond markets reversed mid-month as a downgrade in the U.S. credit outlook temporarily shifted focus away from inflation and toward longer term obstacles to growth. Gold posted record highs above $1500 and silver fell just short of the $50 mark, adding over 28% as the U.S. Federal Reserve Bank’s reaffirmation of quantitative easing and a U.S. credit outlook downgrade sent the U.S. dollar plummeting. The Fund experienced uneven results in grains and agricultural markets amid volatile weather conditions. The Fund’s short-term strategies contributed positively to overall performance as gains in currencies, metals, and stocks offset losses in bonds and energies.

          The Fund’s allocation to global stock indices performed well in April as the uptrend in equities continued. The Dow Jones Industrial Average rose 4.4%, reaching mid-2008 highs on excellent quarterly earnings. Late-month results from Apple and IBM easily offset the downgrade of the U.S. credit outlook by S&P. European equities generally ignored sovereign debt worries, finishing broadly higher as surging Germany factory orders and industrial production set a positive tone. However, Greece’s ASE-20 moved back to its lows as debt restructuring rumors rattled investors. Asian indices tracked steadily higher, continuing to capitalize on China’s dynamic growth. Japan’s Nikkei (+1.3%) broke higher late as disaster recovery efforts progressed.

          The Fund yielded negative results in global bond markets in April as a mid-month reversal produced losses. German bunds continued their recent trend lower early in the month as strong economic data at home combined with sovereign debt fears on the periphery to drive yields higher. Ongoing inflation fears ahead of the European Central Bank’s 25 basis point rate hike also exerted pressure. Values then recovered somewhat before vaulting higher in conjunction with the downgrade of the U.S. credit outlook by S&P as investors received a sobering reminder of the potential long-term risks to global growth prospects.

          The Fund experienced minor gains from its allocation to short-term interest rate futures in April in mixed action. Eurodollar futures trended higher as the U.S. Federal Reserve officially reiterated its commitment to completing QE2 after some doubts were expressed last month. Euribor futures finished mixed as the European Central Bank maintained its vigilant stance on inflation by raising their discount rate 25 basis points as expected.

          Allocations to currency markets yielded strong results in April as recent trends extended amid accelerating U.S. dollar weakness. The euro surged to its highest level since December of 2009 as an S&P downgrade of the U.S. credit outlook prompted severe U.S dollar weakness as the month came to a close. The Australian dollar marched 6.2% higher amid excellent export growth, while the New Zealand dollar rose by approximately the same percentage on a rising appetite for yield and risk as global investors sought to offset asset deterioration linked to inflation. The Colombian peso added another 5.5% amid heavy foreign direct investment flows into the oil and mining industries. Sweden’s krona and Brazil’s real also gained significantly as rate hikes attracted yield hungry investors.

          The Fund’s grain positions suffered losses in April amid heightened volatility as values fluctuated along with uncertain weather. Soybeans finished lower on the prospect of U.S. corn acres shifting to soybeans due to an excessively wet spring. A potentially record breaking South American crop led China to cancel U.S. purchases, while a bearish commodity call by Goldman Sachs pressured values as well. Wheat sold off late, losing 7% of its value as forecasts for badly needed rains in winter wheat areas offset the bullish effects of excessive moisture in spring wheat regions. Corn traded to all-time highs above $7.80 as poor planting progress threatened to exacerbate historically tight supplies.

          The Fund’s allocation to agricultural markets also resulted in losses for April as growing supplies offset the weaker U.S. dollar. June cattle (-6.2%) fell throughout the month after establishing record highs on April 4th as the U.S. Department of Agriculture reported that commercial red-meat production reached a record. June hogs also reversed to finish 8.4% lower as the after a reported 12% increase in frozen pork stocks versus last year. Cotton fell sharply on concern that China’s attempts to slow inflation using higher interest rates and reserve rate requirements would cut into demand. Meanwhile, July NY coffee established 14-year highs amid poor weather in South America.

          Allocations to metals outperformed in April as exceptional U.S. dollar weakness and rising inflation throughout the world propelled precious metals sharply higher. Gold saw an 8.1% gain, surpassing the $1550 mark. July silver tacked on another 28%, pushing its year to date return to over 50% in frenzied action. Copper futures lost 3.4% as the U.S. credit downgrade and another reserve requirement hike in China dampened the growth outlook for the world’s two largest copper consumers.

          For the month of April 2011, Series A gained 9.30%, Series and Series B gained 14.09%, net of all fees and expenses.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPERFUND GREEN, L.P. – SERIES A
April 2011 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended April 30, 2011)

STATEMENT OF INCOME

April 2011

Investment income, interest	$2,558

Expenses
Management fee	64,020
Ongoing offering expenses	34,606
Operating expenses	5,191
Selling Commissions	138,422
Other expenses	1,757
Incentive fee	—
Brokerage commissions	37,298

Total expenses	281,294

Net investment gain (loss)	(278,737)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(327,712)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	4,120,066

Net gain(loss) on investments	3,792,354

Net increase (decrease) in net assets from operations	$3,513,617

STATEMENT OF CHANGES IN NET ASSET VALUE
April 2011
Net assets, beginning of period	$37,939,629

Net increase (decrease) in net assets from operations	3,513,617

Capital share transactions
Issuance of shares	629,937
Redemption of shares	(798,741)

Net increase(decrease) in net assets from capital share transactions	(168,803)

Net increase(decrease) in net assets	3,344,814

Net assets, end of period	$41,284,442

NAV Per Unit, end of period	$1,679.89

SUPERFUND GREEN, L.P. – SERIES B
April 2011 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended April 30, 2011)

STATEMENT OF INCOME
April 2011

Investment income, interest	$3,386

Expenses
Management fee	93,770
Ongoing offering expenses	50,686
Operating expenses	7,603
Selling Commissions	202,745
Other expenses	2,992
Incentive fee	—
Brokerage commissions	77,797

Total expenses	435,593

Net investment gain(loss)	(432,206)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	(547,844)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	8,448,015

Net gain(loss) on investments	7,900,171

Net increase (decrease) in net assets from operations	$7,467,964

STATEMENT OF CHANGE IN NET ASSET VALUE
April 2011
Net assets, beginning of period	$54,309,699

Net increase (decrease) in net assets from operations	7,467,964

Capital share transactions
Issuance of shares	1,099,030
Redemption of shares	(2,407,970)

Net increase (decrease) in net assets from capital share transactions	(1,308,940)
Net increase(decrease) in net assets	6,159,024

Net assets, end of period	$60,468,724

NAV Per Unit, end of period	$2,038.54

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/ Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Superfund Green, L.P.